      AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JULY 15, 1998
                                                      Registration No. 333-44383

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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                           ---------------------------

                               Amendment No. 3 to
                                    FORM S-2
                             REGISTRATION STATEMENT
                        UNDER THE SECURITIES ACT OF 1933
                           ---------------------------


                                  ENDOREX CORP.
        (Exact name of small business issuer as specified in its charter)
                           ---------------------------


            DELAWARE                                            41-1505029
 (State or other jurisdiction of                             (I.R.S. Employer
 incorporation or organization)                           Identification Number)

                              900 NORTH SHORE DRIVE
                           LAKE BLUFF, ILLINOIS 60044
                                 (847) 604-7555
               (Address, including zip code, and telephone number,
  including area code, of small business issuer's principal executive offices)
                           ---------------------------


                              DAVID G. FRANCKOWIAK
                   VICE PRESIDENT, FINANCE AND ADMINISTRATION
                                  ENDOREX CORP.
                              900 North Shore Drive
                           Lake Bluff, Illinois 60044
                                 (847) 604-7555
                     (Name, address, including zip code, and
                     telephone number, including area code,
                        of agent for service of process)
                           ---------------------------


                                   COPIES TO:
                           RICHARD R. PLUMRIDGE, ESQ.
                             BRIAN B. MARGOLIS, ESQ.
                         BROBECK, PHLEGER & HARRISON LLP
                                  1633 Broadway
                            New York, New York 10019

       Approximate date of commencement of proposed sale to the public: As soon as practicable after this Registration Statement becomes effective.

         If any of the Securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than Securities offered only in connection with dividend or interest reinvestment plans, check the following box. /X/


         If the registrant elects to deliver its latest annual report to security holders or a complete and legible facsimile thereof, pursuant to Item 11(a)(1) of this form, check the following box. /X/


         If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /


         If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /


         If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. / /


                           ---------------------------


The Small Business Issuer hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Small Business Issuer shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with
Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said section 8(a), may determine.

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



PROSPECTUS
                                10,655,202 Shares
                                  ENDOREX CORP.
                                  Common Stock
                           ---------------------------


         This Prospectus relates to the public offering (the "Offering") by certain Selling Shareholders (as hereinafter defined), which is not being underwritten, of up to 10,655,202 shares of Common Stock, par value $.001 per share (the "Common Stock"), of Endorex Corp. ("Endorex Corp." or the "Company"). Of the shares being registered for resale by the Selling Stockholders, 8,648,716 shares of Common Stock (the "Private Placement Shares") have been issued to certain Selling Stockholders under an exemption from registration under the Securities Act of 1933, as amended (the "Securities Act"), and 2,006,486 shares of Common Stock (the "Warrant Shares") are issuable by the Company to certain Selling Stockholders under an exemption from registration under the Securities Act upon the exercise of outstanding warrants (each, a "Warrant"). The Private Placement Shares and the Warrant Shares (collectively, the "Shares") may be offered by the holders of the Private Placement Shares and by current holders of the Warrants who subsequently exercise such warrants (collectively, the "Selling Stockholders").

         Sales of the Shares by the Selling Stockholders may be made from time to time, pursuant to this Prospectus or Rule 144 under the Securities Act (or any other applicable exemption from registration under the Securities Act), in one or more transactions, including block transactions, in the over-the-counter market, on any exchange or quotation system on which the Common Stock may be admitted for trading (collectively, "Exchanges"), pursuant to and in accordance with the applicable rules of the Exchanges, in negotiated transactions or in a combination of any such methods of sale, at fixed prices that may be changed, at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices. The Shares may be offered directly, to or though agents designated from time to time, or to or through brokers or dealers, or through any combination of such methods of sale. Such agents, brokers or dealers may receive compensation in the form of discounts, concessions or commissions from the Selling Stockholders and/or the purchasers of the Shares for whom such broker-dealers may act as agents or to whom they sell as principals, or both (which compensation as to a particular broker-dealer might be in excess of customary commissions). A member firm of an Exchange may be engaged to act as a Selling Stockholder's agent in the sale of Shares by such Selling Stockholder. To the extent required, specific information regarding the Shares will be set forth in an accompanying Prospectus Supplement. See "Selling Stockholders" and "Plan of Distribution."

         None of the proceeds from the sale of the Shares by the Selling Stockholders will be received by the Company. Upon the issuance to the Selling Stockholders under an exemption from registration under the Securities Act of all of the Warrant Shares being registered hereunder, the Company could receive aggregate proceeds of up to $5.1 million (assuming an exercise price of $2.54375, which is subject to adjustment under certain circumstances). See "Issuance of the Warrant Shares and Use of Proceeds." The Company has agreed to bear the expenses (other than selling commissions and fees and expenses of certain advisors to the Selling Stockholders) in connection with the registration of the Shares. The Company has agreed to indemnify certain of the Selling Stockholders and their affiliates against certain liabilities, including liabilities under the Securities Act. Certain of the Selling Stockholders have agreed to indemnify the Company and its affiliates against certain liabilities, including liabilities under the Securities Act under certain circumstances.

   AN INVESTMENT IN THE SHARES OFFERED HEREBY INVOLVES A HIGH DEGREE OF RISK.
                     SEE "RISK FACTORS" BEGINNING ON PAGE 4.

                           ---------------------------


         The Common Stock of the Company is traded on the OTC Bulletin Board under the symbol "ENDR." The last reported bid and asked prices of the Company's Common Stock on the OTC Bulletin Board on July 14, 1998 were $3.8125 and $4.375 per share, respectively. The Company has applied to have its Common Stock listed on the American Stock Exchange.

     ---------------------------

         The Selling Stockholders and any broker-dealers, agents or underwriters that participate with the Selling Stockholders in the distribution of the Shares may be deemed to be "underwriters" within the meaning of Section 2(11) of the Securities Act, and any commissions received by them and any profit on the resale of the Shares purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act. See "Plan of Distribution" herein for a description of indemnification arrangements.
---------------------------



  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
       EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE
           SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES
             COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS
                PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS
                               A CRIMINAL OFFENSE.

                           ---------------------------


                  The date of this Prospectus is July 15, 1998

         No person has been authorized to give any information or to make any representations other than those contained in this Prospectus in connection with the offering made hereby, and if given or made, such information or representations must not be relied upon as having been authorized by the Company, any Selling Stockholder or by any other person. Neither the delivery of this Prospectus nor any sale made hereunder shall, under any circumstances, create any implication that the information herein is correct as of any time subsequent to the date hereof. This Prospectus does not constitute an offer to sell or a solicitation of an offer to buy the Shares to any person or by anyone in any jurisdiction in which such offer or solicitation may not lawfully be made.


                              AVAILABLE INFORMATION

         The Company has filed with the Securities and Exchange Commission (the "Commission") a Registration Statement on Form S-2 under the Securities Act (the "Registration Statement") with respect to the Common Stock offered hereby. This Prospectus does not contain all of the information set forth in the Registration Statement and the exhibits and the schedules thereto. For further information with respect to the Company and such Common Stock, reference is made to the Registration Statement and exhibits and schedules thereto. Statements contained in this Prospectus as to the contents of any contract or other document referred to are not necessarily complete, and, with respect to any contract or other document filed as an exhibit to the Registration Statement, each such statement is qualified in all respects by reference to such exhibit. Copies of the Registration Statement and the exhibits thereto are on file at the offices of the Commission and may be obtained upon payment of the prescribed fee or may be examined without charge at the public reference facilities of the Commission described below.

         The Company is subject to the reporting requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files annual and quarterly reports, proxy statements and other information with the Commission. Such reports, proxy statements and other information may be inspected, and copies of such material may be obtained upon payment of the prescribed fees, at the Commission's Public Reference Section, Room 1024, 450 Fifth Street, N.W., Washington D.C. 20549, as well as at the Commission's Regional Offices at Seven World Trade Center, New York, New York 10048, and Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511. Copies of such material can be obtained in person from the Public Reference Section of the Commission at its principal office located at 450 Fifth Avenue, N.W., Washington, D.C. 20549, upon payment of the prescribed fees. In addition, the Commission has a Web site on the World Wide Web at http://www.sec.gov, containing registration statements, reports, proxy and information statements, and other information that registrants, such as the Company, file electronically with the Commission.

         The Common Stock of the Company is traded on the OTC Bulletin Board. Reports, proxy statements and other information concerning the Company may be inspected at the National Association of Securities Dealers, Inc.
at 1735 K Street, N.W., Washington, D.C. 20006.


                      INFORMATION INCORPORATED BY REFERENCE

         The following documents filed with the Commission are incorporated by reference in their entirety in this Prospectus and shall be deemed to be part hereof: the Annual Report of the Company on Form 10-KSB for the fiscal year ended December 31, 1997, as amended (the "1997 Form 10-KSB"), the Quarterly Report of the Company on Form 10-QSB for the fiscal quarter ended March 31, 1998, the Preliminary Proxy Statement filed on April 7, 1998, the Definitive Proxy Statement filed on April 17, 1998, the Current Report of the Company on Form 8-K as filed on January 6, 1998, the Current Report of the Company on Form 8-K filed on January 30, 1998 and the Current Report of the Company on Form 8-K filed on February 20, 1998. No other report has been filed by the Company since the end of the fiscal year ended December 31, 1997.


         The Company will provide without charge to each person to whom this Prospectus is delivered, upon written or oral request of such person, a copy of any or all of the foregoing documents incorporated herein by reference (other than exhibits to such documents, unless such exhibits are specifically incorporated by reference into such document). Requests for such documents should be submitted in writing to the Secretary, Endorex Corp., 900 North Shore Drive, Lake Bluff, Illinois 60044.

         This Prospectus is accompanied by a copy of the Company's 1997 Form 10-KSB. This Prospectus shall be accompanied by a copy of the Company's Form 10-KSB, together with any amendments thereto, filed with the Commission for each subsequent fiscal year of the Company during the duration of this Offering and by a copy of the Company's Proxy Statement used for the solicitation of stockholders for each subsequent annual meeting of stockholders held during the duration of this Offering.

         The Company shall deliver without charge to each person to whom this Prospectus is delivered a copy of the Company's latest Form 10-QSB filed with the Commission with respect to the most recent fiscal quarter which ends after the end of the latest fiscal year of the Company for which the Company has delivered the 1997 Form 10-KSB as described above. The Company shall also provide without charge a copy of each Form 8-K, if any, filed with the Commission since the end of the latest fiscal year of the Company for which the audited financial statements were included in the latest Form 10-KSB filed with the Commission.


                                   THE COMPANY

         The Company was incorporated in Delaware in 1987 and originally named ImmunoTherapeutics, Inc.; its predecessor, Biological Therapeutics, Inc., was founded in 1984. The Company's principal offices are located at 900 North Shore Drive, Lake Bluff, Illinois 60044 and its telephone number is (847) 604-7555.


                        DESCRIPTION OF PRIVATE PLACEMENT

         Pursuant to a private placement (the "Private Placement") of Common Stock, the Company issued and sold an aggregate of 8,648,716 shares of Common Stock to certain accredited investors on July 16, October 10 and October 16, 1997, in consideration of an aggregate amount of $20.0 million. The net proceeds to the Company after deducting commissions and expenses of Paramount Capital, Inc., which acted as the placement agent for the Private Placement (the "Placement Agent"), were $17.4 million.

         Pursuant to the Placement Agency Agreement (the "Placement Agency Agreement"), dated July 1, 1997, between the Company and the Placement Agent, the Company and the Placement Agent entered into a financial advisory agreement (the "Financial Advisory Agreement"), dated October 16, 1997, whereby the Placement Agent will act as the Company's non-exclusive financial advisor for a minimum period of 24 months in return for a monthly retainer of $4,000, out-of-pocket expenses and cash and certain equity success fees in the event the Placement Agent assists the Company in connection with certain financing, acquisition and strategic transactions.


         In connection with the Private Placement, the Company issued and sold to the Placement Agent and/or its designees warrants (the "Placement Warrants") to purchase up to an aggregate of 864,865 shares of Common Stock and, in connection with the execution of the Financial Advisory Agreement, the Company issued and sold to the Placement Agent warrants (the "Advisory Warrants") to purchase up to an aggregate of 1,297,297 shares of Common Stock. The Placement Warrants and the Advisory Warrants are exercisable beginning on April 16, 1998 until April 16, 2003, at an exercise price of $2.54375 per share, subject to adjustment under certain circumstances. The Placement Warrants and the Advisory Warrants constitute the Warrants and the shares of Common Stock issuable upon exercise of the Warrants, and which are being registered, constitute the Warrant Shares. Of the Warrant Shares, an aggregate of 2,006,482 shares of Common Stock issuable upon exercise of such warrants are being registered pursuant to this Registration Statement.


         The estimated fair value of the Placement Warrants on the date such warrants were granted was $2.1 million, which has been recorded as a reclassification of additional paid-in capital. The estimated fair value of the Advisory Warrants on the date such warrants were granted was $3.16 million, which has been recorded as a deferred cost and is being amortized to expense over two years, the term of the agreement.

                                SUBSEQUENT EVENT

         Joint Venture with Elan Corporation. On January 21, 1998, the Company announced that it had established a joint venture with Elan Corporation ("Elan") for the exclusive research, development and commercialization of oral and mucosal prophylactic and therapeutic vaccines. The joint venture will initially be 80.1% owned by the Company and 19.9% owned by Elan. The new entity has licensed on an exclusive basis Elan's drug delivery inventions, intellectual property and existing and future patents relating to oral and mucosal delivery technologies for the therapeutic and prophylactic vaccines for humans and animals. The entity will pay an initial license fee to Elan, plus future milestones and royalties.

         In connection with the license agreement and joint venture, the Company issued $8.01 million of convertible preferred stock to Elan.


         As part of the transaction, Elan made a $2.0 million initial investment in the Company through purchasing 307,692 shares of Common Stock and warrants to acquire 230,770 shares of Common Stock at an exercise price of $10.00 per share with a term of 6 years. In addition, the Company and Elan are each funding an additional $1.5 million of research and development activities during the first year of the joint venture and will continue to fund activities of the joint venture thereafter in proportion to their respective ownership interests.

         The Joint Development and Operating Agreement between the Company and Elan (the "Joint Development and Operating Agreement") provides for equal control of the joint venture including representation on the joint venture's Board of Directors and agreement of both parties for budgets and material transactions. Therefore, the Company records the joint venture's activities using the equity method of accounting.

         Pursuant to the provisions of the Joint Development and Operating Agreement, if a Listed Company (as defined in the Joint Development and Operating Agreement) acquires more than a specified minimum percentage of Endorex, Orasomal or the joint venture comapny, Elan will have the right to terminate the Joint Development and Operating Agreement on relatively short notice.

         Pursuant to the provisions of the license agreement between the joint venture company and Elan, the joint venture company agreed to pay to Elan the aggregate sum of $15.0 million, upon the achievement of certain milestones.

                                  RISK FACTORS

         An investment in the shares of Common Stock offered hereby involves a high degree of risk and should not be made by any investors who cannot afford the loss of their entire investment. In addition, this Prospectus contains certain statements of a forward-looking nature relating to future events or the future financial performance of the Company. Prospective investors are cautioned that such statements are only predictions and that actual events or results may differ materially. In evaluating such statements and in making any investment decisions, prospective investors should specifically consider the various factors identified in this Prospectus, including the matters set forth in this "Risk Factors" section, which could cause actual results to differ materially from those indicated by such forward-looking statements.


         Need for Substantial Additional Funds, Risk of Insolvency. The Company had approximately $16.6 million of cash, cash equivalents and marketable securities at March 31, 1998. The Company may be required to seek additional financing in the future to continue operations during such period in the event of cost overruns, unanticipated expenses, a determination to pursue additional research projects, or the failure to receive funds anticipated from other sources. In addition to the net proceeds from the Private Placement, the Company will require substantial additional funds to finance its business activities on an ongoing basis. The Company's actual future capital requirements will depend on numerous factors, including, but not limited to, costs associated with technologies and products which it may license from third parties, progress in its research and development programs, including preclinical and clinical trials, costs of filing and prosecuting patent applications and, if necessary, enforcing issued patents or obtaining additional licenses to patents, competing technological and market developments, the cost and timing of regulatory approvals, the ability of the Company to establish collaborative relationships, and the cost of establishing manufacturing, sales and marketing capabilities. The Company has no current commitment to obtain other additional funds and is unable to state the amount or potential source of any other additional funds.


         Because of the Company's potential long-term capital requirements, it may undertake additional equity offerings whenever conditions are favorable, even if it does not have an immediate need for additional capital at that time. There can be no assurance that the Company will be able to obtain additional funding when needed, or that such funding, if available, will be obtainable on reasonable terms. Any such additional funding may result in significant dilution to existing stockholders. If adequate funds are not available, the Company may be required to accept unfavorable alternatives, including (i) the delay, reduction or elimination of research and development programs, capital expenditures, and marketing and other operating expenses, (ii) arrangements with collaborative partners that may require the Company to relinquish material rights to its products that it would not otherwise relinquish, or (iii) a merger of the Company or a sale of the Company or its assets.

         Early Stage of Development. The Company is a development state enterprise and expects no significant revenue from the sale of products in the near future. The Company's proprietary immunomodulator, ImmTher, has completed some Phase II clinical trials for cancer with limited response in gross metastatic disease and its immuno-adjuvant, Theramide, has completed a Phase I clinical trial for cancer. The Company has initiated new Phase II clinical trials for ImmTher in treating micro-metastasis in pediatric sarcomas with a major cancer center and plans to expand this trial to another major cancer center. For Theramide, the Company is completing preclinical data for new phase I trials as an adjuvant for a vaccine program. Additionally, perillyl alcohol has completed several Phase I trials as an anti-cancer drug and has started three Phase II trials in breast, ovarian and prostate cancers. The Company's oral delivery technology is in the preclinical evaluation stage. As a result, the Company must be evaluated in light of the problems, delays, uncertainties and complications encountered in connection with early-stage biopharmaceutical development. The risks include, but are not limited to, the possibilities that any or all of the Company's potential products will be found to be ineffective or toxic, or fail to receive necessary regulatory clearances in the United States or abroad. To achieve profitable operations, the Company must successfully develop, obtain regulatory approval for, introduce and successfully market through a larger pharmaceutical partner, at a profit, products that are currently in the research and development phase. The Company is currently not profitable, and no assurance can be given that the Company's research and development efforts will be successful, that required regulatory approvals will be obtained, that any of the Company's proposed products will be safe and effective, that any such products, if developed and introduced, will be successfully marketed or achieve market acceptance, or that such products can be marketed at prices that will allow profitability to be achieved or sustained. Failure of the Company to successfully develop, obtain regulatory approval for, introduce and market its products under development would have a material adverse effect on the business, financial condition and results of operations of the Company.


         History of Losses; Uncertainty of Future Financial Results. The Company has experienced significant operating losses since its inception, and expects to incur losses for the next several years. As of March 31, 1998, the Company's accumulated deficit was $22.7 million. The amount of net losses may vary significantly from year-to-year and quarter-to-quarter and depend on, among other factors, the success of the Company in securing collaborative partners and the progress of research and preclinical and clinical development programs. The Company's ability to attain profitability will depend, among other things, on its successfully completing development of its product candidates, obtaining regulatory approvals, establishing manufacturing, sales and marketing capabilities and obtaining sufficient funds to finance its activities. There can be no assurance that the Company will be able to achieve profitability or that profitability, if achieved, can be sustained.

         Dependence on Elan Joint Venture. As described more fully under "Subsequent Event -- Joint Venture with Elan Corporation," the Company recently established a joint venture with Elan in January 1998 for the exclusive research, development and commercialization of oral and mucosal prophylactic and therapeutic vaccines. As part of the joint venture, the Company will be obligated to fund the Elan joint venture's research and development activities, in an amount of approximately $1.5 million during the first year of the joint venture and in proportion to its ownership interest in the joint venture thereafter. In the event that the Company is unable to have sufficient resources to meet its obligations under the Elan joint venture, or if by meeting those funding obligations, the Company is therefore unable to have sufficient resources to fund its other research and development activities, such funding obligations could have a material adverse effect on the Company's business, financial condition or results of operations.


         Limited Experience and Dependence on Third Parties for Completion of Clinical Trials, Manufacturing and Marketing. The Company has no experience with receipt of government approvals or marketing pharmaceutical products and has limited experience with clinical testing and manufacturing. The Company may seek to form alliances with established pharmaceutical companies for the testing, manufacturing and marketing of, and pursuit of regulatory approval for, its products. There can be no assurance that the Company will be successful in forming such alliances or that the Company's partners would devote adequate resources to, and successfully market, the Company's products. If the Company instead performs such tasks itself, it will be required to develop expertise internally or contract with third parties to perform these tasks. This will place increased demands on the Company's resources, requiring the addition of new management personnel and the development of additional expertise by existing management personnel. The failure to acquire such services or to develop such expertise could materially adversely affect prospects for the Company's success. All of the Company's scientific and clinical advisors are employed by others and may have commitments to or consulting or advisory contracts with other entities that may limit their availability to the Company.

         Reliance on Patents and Other Proprietary Rights. The pharmaceutical industry places considerable importance on obtaining patent and trade secret protection for new technologies, products and processes. The Company's success will depend, in part, on its ability to obtain protection for its products and technologies under United States and foreign patent laws and other intellectual property laws, to preserve its trade secrets and to operate without infringing the proprietary rights of third parties. There can be no assurance that the research conducted by or on behalf of the Company will result in any patentable technology or products. Even if patents are obtainable, the procedure for obtaining patents is expensive, time consuming and can be subject to lengthy litigation. No assurance can be given that patents issued to or licensed by the Company will not be challenged, invalidated or circumvented, or that the rights granted thereunder will provide competitive advantages to the Company. There can be no assurance that the Company's patent applications will be approved, that the Company will develop additional products that are patentable, that any issued patent will provide the Company with any competitive advantage or adequate protection for its inventions or will not be challenged by others, or that the patents of others will not have an adverse effect on the ability of the Company to do business. Competitors may have filed applications, may have been issued patents or may obtain additional patents and proprietary rights relating to products or processes competitive with those of the Company. Furthermore, there can be no assurance that others will not independently develop similar products, duplicate any of the Company's products or design around any patented products developed by the Company. Moreover, it is possible, with respect to some patentable items, that the Company may conclude that better protection would be afforded by not seeking patents. Although the Company has endeavored, and will continue to endeavor, to prevent disclosure of any confidential information by adopting a policy to bind its scientific advisors and scientific and management employees and consultants by confidentiality agreements. No assurance can be given that others will not independently develop substantially equivalent proprietary information and techniques or otherwise gain access to the Company's trade secrets, or that the Company can effectively protect its rights to its unpatented trade secrets. Any such discovery or disclosure would likely have an adverse effect on the Company. The Company currently has several patents issued and patent applications pending in the United States and foreign countries. Although the Company intends to apply for additional patents, there can be no assurance that the Company will obtain patents either under the pending applications or any future applications or that any of its existing or any future patent will provide effective protection against competitive products. If patent or other proprietary rights cannot be obtained and maintained by the Company, its products may face significantly increased competition.

         The application of patent law to the area of biotechnology is relatively new and has resulted in considerable litigation. The ability of the Company to obtain patents, licenses and similar rights and the nature, extent and enforceability of the intellectual property rights, if any, that are obtained as a result of its research programs involve complex legal and factual issues. For example, the Company is dependent upon its license of oral delivery technology from M.I.T. and its license of perillyl alcohol from the Wisconsin Alumni Research Foundation. No assurance can be given that the technology underlying such license will be profitable, or that the Company will retain its license for such technology or that the Company will obtain patent protection outside the United States. The issues are more significant with respect to any product based upon natural substances, for which available patent protection may be limited due to the prior use or reported utility of such products (or their natural sources) to treat various disorders or diseases. There can be no assurance as to the degree of protection that proprietary rights, when and if established, will afford the Company. To the extent that the Company relies on trade secret protection and confidentiality agreements to protect technology, there can be no assurance that others will not independently develop similar technology, or otherwise obtain access to the Company's findings or research materials embodying those findings.

         There is also a substantial risk in the rapidly developing biotechnology industry that patents and other intellectual property rights held by the Company could be infringed by others or that products developed by the Company or their method of manufacture could be covered by patents owned by other companies. To the extent that any infringement should occur with respect to any patents issued to the Company or licenses granted to the Company, or if the Company is alleged to have infringed on patents or licenses held by others, the Company could be faced with the expensive prospect of litigating such claims; if the Company were to have insufficient funds on hand to finance its litigation, it might be forced to negotiate a license with such other parties or to otherwise resolve such a dispute on terms less favorable to the Company than could result from successful litigation.

         Uncertainty of Clinical Trials and Results. The results of clinical trial and preclinical testing for the Company's products are subject to varying interpretations. Furthermore, studies conducted with alternative designs or on alternative populations could produce results that vary from those expected. Therefore, there can be no assurance that the results or the Company's interpretation of them will be accepted by governmental regulators or the medical community. Even if the development of the Company's products in the preclinical phase advances to the clinical stage, there can be no assurance that they will prove to be safe and effective. The products that are successfully developed, if any, will be subject to requisite regulatory approval prior to their commercial sale, and the approval, if obtainable, may take several years. Generally, only a very small percentage of the number of new pharmaceutical products initially developed is approved for sale. Even if new products are approved for sale, there can be no assurance that they will be commercially successful. The Company may encounter unanticipated problems relating to development, manufacturing, distribution and marketing, some of which may be beyond the Company's financial and technical capacity to solve. The failure to address such problems adequately could have a material adverse effect on the Company's business, financial condition or results of operations. No assurance can be given that the Company will succeed in the development and marketing of any new drug products, or that they will not be rendered obsolete by products of competitors.

         Uncertainty of Health Care Reform Measures. Federal, state and local officials and legislators (and certain foreign government officials and legislators) have proposed or are reportedly considering proposing a variety of reforms to the health care systems in the United States and abroad. The Company cannot predict what health care reform legislation, if any, will be enacted in the United States or elsewhere. Significant changes in the health care system in the United States or elsewhere are likely to have a substantial impact over time on the manner in which the Company conducts its business. Such proposals and changes could have a material adverse effect on the Company's ability to raise capital. Furthermore, the Company's ability to commercialize its potential products may be adversely affected to the extent that such proposals have a material adverse effect on the business, financial condition and profitability of other companies that are prospective corporate partners with respect to certain of the Company's proposed products.

         Uncertain Extent of Price Flexibility and Third-Party Reimbursement. The Company's ability to commercialize its products successfully will depend in part on the extent to which appropriate reimbursement levels for the cost of such products and related treatment are obtained from government authorities, private health insurers and other organizations, such as health maintenance organizations ("HMOs"). Third party payers are increasingly challenging the prices charged for medical products and services. Also, the trend towards managed health care in the United States and the concurrent growth of organizations such as HMOs, which could control or significantly influence the purchase of health care services and products, as well as legislative proposals to reduce government insurance programs, may all result in lower prices for the Company's products. The cost containment measures that health care providers are instituting could affect the Company's ability to sell its products and may have a material adverse effect on the Company.

         Government Regulation; Need for FDA and Other Regulatory Approval. Prior to marketing, each of the Company's products must undergo an extensive regulatory approval process conducted by the U.S. Food and Drug Administration (the "FDA") and applicable agencies in other countries. The process, which focuses on safety and efficacy and includes a review by the FDA of preclinical testing and clinical trials and investigating as to whether good laboratory and clinical practices were maintained during testing, takes many years and requires the expenditure of substantial resources. The Company is, and will be dependent on the external laboratories and medical institutions conducting its preclinical testing and clinical trials to maintain both good laboratory practices established by the FDA and good clinical practices. Data obtained from preclinical and clinical testing are subject to varying interpretations which could delay, limit or prevent regulatory approval. In addition, delays or rejection may be encountered based upon changes in FDA policy for drug approval during the period of development and by the requirement for regulatory review of each submitted Product License Approval or New Drug Application. There can be no assurance that, even after such time and expenditures, regulatory approval will be obtained for any of the Company's product candidates. Moreover, such approval may entail significant limitations on the indicated uses for which a drug may be marketed. Even if such regulatory approval is obtained, a marketed therapeutic product and its manufacturer are subject to continual regulatory review, and later discovery of previously unknown problems with a product or manufacturer may result in restrictions on such product or manufacturing, including withdrawal of such product from the market. Change in the manufacturing procedures used by the Company for any of the Company's approved drugs are subject to FDA review, which could have an adverse effect upon the Company's ability to continue the commercialization or sale of a drug. The process of obtaining FDA and foreign regulatory approval is costly and time consuming, and there can be no assurance that any product that the Company may develop will be deemed to be safe and effective by the FDA. The Company will not be permitted to market any product it may develop in any jurisdiction in which the product does not receive regulatory approval.

         The Company is also subject to various foreign, federal, state and local laws, regulations and recommendations (collectively "Governmental Regulations") relating to safe working conditions, laboratory and manufacturing practices, the experimental use of animals and the use, manufacture, storage, handling and disposal of hazardous or potentially hazardous substances, including radioactive compounds and infectious disease agents, used in connection with the Company's research and development work and manufacturing processes. Included in this area is Good Manufacturing Practices ("GMP") compliance and its European equivalent, ISO 9000. Currently, the Company's manufacturing activities for preclinical and clinical supplies are not fully in GMP compliance, although the Company expects to reach full compliance in the near future. There can be no assurance that the Company will achieve such compliance. Although the Company believes it is in compliance with all other Governmental Regulations in all material respects there can be no assurance that the Company will not be required to incur significant costs to comply with Governmental Regulations in the future.

         Competition; Technological Change. There is substantial competition in the pharmaceutical field in general and in vaccine development and lyposomal formulation in particular. The Company's competitors include companies with financial resources, and licensing, research and development staffs and facilities substantially greater than those of the Company. Competitors in the vaccine development field include major pharmaceutical companies, specialized biotechnology firms, universities and governmental agencies, including American Home Products, the Merck Company, SmithKline Beecham, MedImmune, Aviron and Chiron. Competitors in the liposomal formulation field include The Liposome Company, NexStar and Sequus. Competitors in the field of the oral delivery of drugs include Emisphere, which is currently in Phase I trials for oral heparin and in preclinical development with an oral human growth hormone, and Cortecs, which has several products in clinical development. Many competitors have greater experience than the Company in undertaking preclinical testing and clinical trials and obtaining FDA and other regulatory approvals. There can be no assurance that the Company's competitors will not succeed in developing similar technologies and products more rapidly than the Company and that these technologies and products will not be more effective than any of those that are being or will be developed by the Company, or that such competitors' technologies and products will not render the Company's technologies and products obsolete or noncompetitive.

         Manufacturing and Marketing Capabilities. The Company does not now have, and probably will not have in the foreseeable future, the resources to manufacture or directly market on a large commercial scale any products which it may develop. In connection with the Company's research and development activities, it will seek to enter into collaborative arrangements with pharmaceutical companies to assist in funding development costs, including the costs of clinical testing necessary to obtain regulatory approvals. It is expected that these entities will also be responsible for commercial scale manufacturing which must be in compliance with applicable FDA regulations. The Company anticipates that such arrangements may involve the grant by the Company of the exclusive or semi-exclusive right to sell specific products to specified market segments in particular geographic territories in exchange for a royalty, joint venture, future co-marketing or other financial interest. The Company believes that these arrangements will be more effective in promoting and distributing therapeutic products in the United States in view of the Company's limited resources and the extensive marketing networks and large advertising budgets of large pharmaceutical companies. To date, the Company has not entered into any collaborative marketing agreements or distributorship arrangements for any of its proposed products and there can be no assurance that the Company will be able to enter into any such arrangements on favorable terms or at all. The Company may ultimately determine to establish its own manufacturing and/or marketing capability, at least for certain products, in which case it will require substantial additional funds and personnel.

         Use of Hazardous Materials; Environmental Matters. The Company's research and development involves the controlled use of small quantities of hazardous materials, chemicals and various radioactive compounds. Although the Company believes that its safety procedures for handling and disposing of such materials comply with the standards prescribed by federal, state and local regulations, the risk of accidental contamination or injury from these materials cannot be eliminated. In the event of such an accident, the Company could be held liable for any resulting damages, and any such liability could exceed the resources of the Company. There can be no assurance that the Company will not be required to incur significant costs to comply with environmental laws and regulations in the future, nor that the operations, business or assets of the Company will not be materially adversely affected by current or future environmental laws or regulations.

         Product Liability Exposure; Limited Insurance Coverage. The testing and marketing of pharmaceutical products entails an inherent risk of exposure to product liability claims from adverse effects of products. The

Company has obtained liability insurance with limits of liability of $1.0 million for each claim and $3.0 million in the aggregate. There is no assurance that current or future policy limits will be sufficient to cover all possible liabilities. Further, there can be no assurance that adequate product liability insurance will continue to be available in the future or that it can be maintained at reasonable costs to the Company. In the event of a successful product liability claim against the Company, lack or insufficiency of insurance coverage could have an adverse effect on the Company.

         Dependence on Key Personnel and Scientific Advisors; Evolution of Management. The Company is dependent on the principal members of its management and scientific staff, the loss of whose services could impede the achievement of development objectives. Furthermore, as the Company's focus evolves, the Company's need for certain skills may diminish and the need for other skills may arise. Thus, recruiting and retaining qualified scientific personnel to perform research and development work in the future will also be critical to the Company's success and may lead to further evolution of the Company's management. Although the Company believes it will be successful in attracting and retaining skilled and experienced scientific personnel, there can be no assurance that the Company will be able to attract and retain such personnel on acceptable terms given the competition among numerous pharmaceutical and health care companies, universities and non-profit research institutions for experienced scientists and managers.

         The Company's scientific advisors are employed on a full-time basis by unrelated employers and some have one or more consulting or other advisory arrangements with other entities which at times may conflict with their obligations to the Company. Inventions or processes discovered by such persons, other than those to which the Company's licenses relate, or those for which the Company is able to acquire licenses or those which were invented while performing consulting services under contract to the Company, will most likely not become the property of the Company, but will remain the property of such persons or such persons' full-time employers. Failure to obtain needed patents, licenses or proprietary information held by others could have a material adverse effect on the Company's business, financial condition or results of operations.


         Limited Personnel; Dependence on Contractors. As of the date of this Prospectus, the Company has 17 full-time employees. With these exceptions, the Company relies, and for the foreseeable future will rely, on certain independent organizations, advisors and consultants to provide certain services with regard to clinical research. There can be no assurance that their services will continue to be available to the Company on a timely basis when needed, or that the Company could find qualified replacements. The Company's advisors and consultants generally sign agreements that provide for confidentiality of the Company's proprietary information. However, there can be no assurance that the Company will be able to maintain the confidentiality of the Company's technology, the dissemination of which could have a material adverse effect on the Company's business, financial condition or results of operations.


         Conducting Business Abroad. Although the Company currently does not conduct business outside the United States, it is in discussions with potential strategic partners for the in-licensing and out-licensing of technology and the development and marketing of its products. No assurance can be given that the Company will be able to establish arrangements covering foreign countries, that the necessary foreign regulatory approvals for its product candidates will be obtained, that foreign patent coverage will be available or that the development and marketing of its products through such licenses, joint ventures or other arrangements will be commercially successful. The Company may also have greater difficulty obtaining proprietary protection for its products and technologies outside the United States rather than in it, and enforcing its rights in foreign courts rather than in United States courts.

         Limited Availability of Net Operating Loss Carry Forwards. For Federal income tax purposes, net operating loss and tax credit carryforwards as of December 31, 1997 are approximately $5.2 million and $322,000, respectively. These carryforwards will expire beginning in 2004 through 2011. The Tax Reform Act of 1986 provided for a limitation on the use of net operating loss and tax credit carryforwards following certain ownership changes. The Company believes that the Private Placement, together with certain prior issuances of Common Stock, is likely to restrict severely the Company's ability to utilize its net operating losses and tax credits. Additionally, because U.S. tax laws limit the time during which net operating loss and tax credit carryforwards may be applied against future taxable income tax liabilities, the Company may not be able to fully utilize its net operating loss and tax credits for federal income tax purposes.

         Potential Volatility of Price; Low Trading Volume. The market price of the Common Stock, like that of many other development-stage public pharmaceutical or biotechnology companies, has been highly volatile and may continue to be in the future. Factors such as announcements of technological innovations or new commercial products by the Company or its competitors, disclosure of results of preclinical and clinical testing, adverse reactions to products, governmental regulation and approvals, developments in patent or other proprietary rights, public or regulatory agency concerns as to the safety of products developed by the Company and general market conditions may have a significant effect on the market price of the Common Stock and its other equity securities. In addition, in general, the Common Stock has been thinly traded on the OTC Bulletin Board, which may affect the ability of the Company's stockholders to sell shares of the Common Stock in the public market. There can be no assurance that a more active trading market will develop in the future.

         Risks of Low-Priced Stock; Possible Effect of "Penny Stock" Rules on Liquidity for the Company's Securities. Since the Company's securities are not listed on a national securities exchange nor listed on a qualified automated quotation system, they are, under certain circumstances, subject to Rule 15g-9 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), which imposes additional sales practice requirements on broker-dealers that sell such securities to persons other than established customers and "accredited investors" (generally, individuals with a net worth in excess of $1.0 million or annual incomes exceeding $200,000 or $300,000 together with their spouses). For transactions covered by this Rule, a broker-dealer must make a special suitability determination for the purchaser and have received the purchaser's written consent to the transaction prior to sale. Consequently, such rule may affect the ability of broker-dealers to sell the Company's securities and may materially adversely affect the ability of purchasers in this Offering to sell any of the securities acquired hereby, after subsequent registration, in the secondary market.

         The SEC has adopted regulations that define a "penny stock" to be any equity security that has a market price (as therein defined) of less than $5.00 per share or with an exercise price of less than $5.00 per share, subject to certain exceptions. For any transaction involving a penny stock, unless exempt, the rules require delivery, prior to any transaction in a penny stock, of a disclosure schedule prepared by the SEC relating to the penny stock market. Disclosure is also required to be made about sales commissions payable to both the broker-dealer and the registered representative and current quotations for the securities. Finally, monthly statements are required to be sent disclosing recent price information for the penny stock held in the account and information on the limited market in penny stock.

         The foregoing required penny stock restrictions will not apply to the Company's securities so long as the Company meets certain minimum net tangible assets or average revenue criteria. Even while the Company's securities are exempt from such restrictions, the Company would remain subject to Section 15(b)(6) of the Exchange Act, which gives the SEC the authority to restrict any person from participating in a distribution of penny stock, if the SEC finds that such a restriction would be in the public interest.

         Dividends. The Company has never paid cash dividends on its Common Stock and does not anticipate paying any such dividends in the foreseeable future. The Company currently intends to retain its earnings, if any, for the development of its business.

         Certain Interlocking Relationships; Potential Conflicts of Interest. Steve H. Kanzer, C.P.A., Esq., a director of the Company, is a Senior Managing Director of the Placement Agent. See "Description of Private Placement." Paramount Capital Asset Management, Inc. ("PCAM") is the investment manager and general partner of The Aries Fund, a Cayman Island Trust, and the Aries Domestic Fund, L.P., respectively. Lindsay A. Rosenwald, M.D., the President and sole stockholder of PCAM, is also the President and sole stockholder of the Placement Agent. Dr. Rosenwald is also President and sole stockholder of Paramount Capital Investment LLC, a merchant banking and venture capital firm specializing in biotechnology companies ("PCI"). In addition, certain officers, employees and/or associates of the Placement Agent and/or its affiliates own securities in the Company's subsidiaries. In the regular course of its business, PCI identifies, evaluates and pursues investment opportunities in biomedical and pharmaceutical products, technologies and companies. Generally, Delaware corporate law requires that any transactions between the Company and any of its affiliates be on terms that, when taken as a whole, are substantially as favorable to the Company as those then reasonably obtainable from a person who is not an affiliate in an arms-length transaction. Nevertheless, neither such affiliates nor PCI is obligated pursuant to any agreement or understanding with the Company to make any additional products or technologies available to the Company, nor can there be any assurance, and the Company does not expect and purchasers of the securities offered hereby should not expect, that any biomedical or pharmaceutical product or technology identified by such affiliates or PCI in the future will be made available to the Company. In addition, certain of the current officers and directors of the Company or certain of any officers or directors of the company hereafter appointed may from time to time serve as officers or directors of other biopharmaceutical or biotechnology companies. There can be no assurance that such other companies will not have interests in conflict with those of the Company.

         Concentration of Ownership and Control. The Company's directors, executive officers and principal stockholders and certain of their affiliates have the ability to influence the election of the Company's directors and most other stockholder actions. In particular, pursuant to the Placement Agency Agreement, so long as 50% of the Private Placement Shares remain outstanding and subject contractual rights described in the subscription agreement between the Company and each signatory thereto (the "Subscription Agreements"), the Company may not do any of the following without the Placement Agent's prior approval:
(i) issue or increase the authorized amount or alter the terms of any securities of the Company senior to, or on parity with, the Private Placement Shares with respect to voting, liquidation or dividends, (ii) alter the Company's charter documents in any manner that would adversely affect the relative rights, preferences, qualifications, limitations or restrictions of the Private Placement Shares or of certain contractual rights described in the Subscription Agreements, (iii) incur indebtedness in excess of $1.0 million, (iv) incorporate or acquire any subsidiaries and (v) enter any transactions with affiliates of the Company. In addition, the Company's Board of Directors cannot exceed seven persons without the prior written consent of the Placement Agent. These arrangements may discourage or prevent any proposed takeover of the Company, including transactions in which stockholders might otherwise receive a premium for their shares over the then current market prices. Such stockholders may influence corporate actions, including influencing elections of directors and significant corporate events. See also, "--Certain Interlocking Relationships; Potential Conflicts of Interest."

               ISSUANCE OF THE WARRANT SHARES AND USE OF PROCEEDS

         The Warrant Shares are issuable by the Company to certain Selling Stockholders pursuant to an exemption from registration under the Securities Act upon the exercise of outstanding Warrants. The aggregate gross proceeds that the Company could receive on the exercise of all of the outstanding Warrants being registered hereunder is $5.1 million (assuming an exercise price of $2.54375, the current exercise price of the Warrants). The exercise price of the Warrants is subject to adjustment under certain circumstances including if the Company issues shares of its Common Stock below the average closing bid price of the Common Stock on the OTC Bulletin Board, or such other exchange on which the Common Stock is traded, for the 20 consecutive trading days ending on the trading day immediately prior to the date on which such price is being determined. No adjustment to the Warrants' exercise price is required if, among other events, the Company issues shares of its Common Stock pursuant to a stock option plan approved by the Company's Board of Directors.

         The Company intends to use net proceeds, if any, from the exercise of the Warrants for general corporate purposes, including working capital. None of the proceeds from the sale of the Shares will be received by the Company.


                              SELLING STOCKHOLDERS

         The following table sets forth the names of the Selling Stockholders and the number of shares being registered for sale hereby as of the date of the Prospectus and sets forth the number of shares of Common Stock known by the Company to be beneficially owned by each of the Selling Stockholders as of December 31, 1997. Except as indicated, none of the Selling Stockholders has had a material relationship with the Company within the past three years other than as a result of the ownership of the Shares or other securities of the Company. The Shares offered by this Prospectus may be offered from time to time by the Selling Stockholders. See "Plan of Distribution."



                                                                                                   Beneficial Ownership
                                                                                                     After Offering(1)
                                                Number of Shares        Number of Shares
                                               Beneficially Owned          Registered             Number
Name of Selling Shareholder                     Prior to Offering        for Sale Hereby         of Shares         Percent
---------------------------                   ---------------------   ---------------------   ---------------   ----------
A. Daniel Jesselson 12/18/80 Trust.........              43,244                  43,244                 0                *
Abeshouse, Mark (2). ......................               1,297                   1,297                 0                *
Aga, Katsuhisa.............................               1,180                   1,180                 0                *
Ain, Ross D. ..............................               8,649                   8,649                 0                *
Alexander Black Trust......................              10,811                  10,811                 0                *
Alexander Enterprise Holdings Corp.........             108,109                 108,109                 0                *
Andrade Enterprises, LLC...................              21,622                  21,622                 0                *
Arias, Mauricio............................              21,622                  21,622                 0                *
Aries Domestic Fund, L.P. (3)..............             802,431                 621,865           180,566               1.9
Aristizab, Mario...........................              21,622                  21,622                 0                *
Arneson, Harriet E. .......................              10,811                  10,811                 0                *
Asahi Iron Foundry Co. Ltd.................              43,244                  43,244                 0                *
Austray Limited............................              86,487                  86,487                 0                *
Bacon, Louis M.............................              64,865                  64,865                 0                *
Baruch, Ronald J...........................               8,649                   8,649                 0                *
Beck, Eckardt C............................              10,811                  10,811                 0                *
Benjamin Black Trust.......................              10,811                  10,811                 0                *
Benjamin J. Jesselson 12/18/80 Trust.......              86,487                  86,487                 0                *
Berry, Richard and Beverly.................              10,811                  10,811                 0                *
Bershad, David J...........................              43,244                  43,244                 0                *
Bios Equity Fund L.P.......................              43,244                  43,244                 0                *



                                                                                                   Beneficial Ownership
                                                                                                     After Offering(1)
                                                Number of Shares        Number of Shares
                                               Beneficially Owned          Registered             Number
Name of Selling Shareholder                     Prior to Offering        for Sale Hereby         of Shares         Percent
---------------------------                   ---------------------   ---------------------   ---------------   ----------
Biren-Fetz Family Rev. Trust...............              10,811                  10,811                 0                *
Braver, David..............................              10,811                  10,811                 0                *
Broidy, Elliott............................              21,622                  21,622                 0                *
BRT Partnership Solomon A. Weisgal
  Trustee/Partner..........................              43,244                  43,244                 0                *
Burgess, Helene............................              21,622                  21,622                 0                *
Cambrian Investments Limited
  Partnership..............................              10,811                  10,811                 0                *
Cass and Co.-Magnum Capital Growth
  Fund.....................................              43,244                  43,244                 0                *
Cass, Rosemary.............................               8,649                   8,649                 0                *
CHI Trust..................................              10,811                  10,811                 0                *
Conrads, Robert J..........................              21,622                  21,622                 0                *
Cox, Archibald, Jr.........................              64,865                  64,865                 0                *
Curran, John P.............................              10,811                  10,811                 0                *
Dale and Kim Sefarian......................              10,811                  10,811                 0                *
David Wilstein and Susan Wilstein, Ttee
  of The Century Trust dated 12/18/94......              43,244                  43,244                 0                *
Donald E. and Virginia V. Vinson Trust.....              10,811                  10,811                 0                *
Doyle, J. William..........................              21,622                  21,622                 0                *
Drapkin, Donald G..........................              43,244                  43,244                 0                *
Drax Holdings, LP..........................             216,217                 216,217                 0                *
Edelman, Joseph (4)........................               8,702                   8,702                 0                *
Elkon, Sheila J............................               8,649                   8,649                 0                *
Evans, T. Cartter..........................              17,298                  17,298                 0                *
Evans, Todd................................              25,946                  25,946                 0                *
Everett, Willis M. III.....................              17,298                  17,298                 0                *
Faisal Finance (Switzerland) S.A...........             129,730                 129,730                 0                *
Falk, Robert I.............................              43,244                  43,244                 0                *
Fischer, Lauren (5)........................               1,000                   1,000                 0                *
Florin, Marc (6)...........................               9,081                   9,081                 0                *
Frese Family Trust dated 4/1/96............              10,811                  10,811                 0                *
Fried, Albert, Jr..........................              86,487                  86,487                 0                *
Frolich, Craig S...........................              10,811                  10,811                 0                *
Frolich, David J. and Terri A..............              10,811                  10,811                 0                *
Gerald and Gloria Frolich, JT Tenants......              10,811                  10,811                 0                *
Fukui, Kenichi.............................                 394                     394                 0                *
Giamanco, Joseph...........................              21,622                  21,622                 0                *
Giant Trading, Inc.........................              43,244                  43,244                 0                *
Gilbert Goldstein, Paul Shapiro Trustees
  UIT Howard Gittis, dated 12/23/88........              54,055                  54,055                 0                *
Gittis, Howard.............................              54,055                  54,055                 0                *
Gordon, Michael J..........................               5,406                   5,406                 0                *
Greenberg, Alan Neil and Joy M. JT.........              21,622                  21,622                 0                *
Grody, Rachel K............................              12,973                  12,973                 0                *
Gross, Bernhard (7)........................               4,865                   4,865                 0                *
Harold Grossman, Ttee, The Grossman
  Family Trust.............................              10,811                  10,811                 0                *
Harrigan Family Trust......................              10,811                  10,811                 0                *
Henry, Steven T. and Frances M.............              10,811                  10,811                 0                *
Heritage Finance and Trust Co..............             216,217                 216,217                 0                *
Hikari Power...............................              43,244                  43,244                 0                *



                                                                                                   Beneficial Ownership
                                                                                                     After Offering(1)
                                                Number of Shares        Number of Shares
                                               Beneficially Owned          Registered             Number
Name of Selling Shareholder                     Prior to Offering        for Sale Hereby         of Shares         Percent
---------------------------                   ---------------------   ---------------------   ---------------   ----------
Hilti Invest Limited (State Street Bank
  GmbH)....................................             108,109                 108,109                 0                *
HJK, LLC...................................              86,487                  86,487                 0                *
Horowitz Family Trust, Richard M.
  Horowitz, Trustee........................              10,811                  10,811                 0                *
Hyman Lezell Rev. Trust....................              21,622                  21,622                 0                *
IMS Global Investments X Ltd...............             345,946                 345,946                 0                *
Ivan Kaufman Grantor Retained Annuity
  Trust....................................              86,487                  86,487                 0                *
J.F. Shea Co., Inc. as Nominee 1997-50.....             216,217                 216,217                 0                *
Jackson Hole Investments Acquisitions LP...              21,622                  21,622                 0                *
John S. Osterweis, Ttee, The Osterweis
  Revocable Trust UA dated 9/13/93.........              10,811                  10,811                 0                *
Joshua Black Trust.........................              10,811                  10,811                 0                *
Kapito, Robert S...........................              21,622                  21,622                 0                *
Karen Cook IRA.............................               8,649                   8,649                 0                *
Kash, Peter (8)............................             108,822                 108,822                 0                *
Kash, Peter and Donna JTWROS (9)...........              10,811                  10,811                 0                *
Katzmann, Scott A. (10)....................              63,289                  63,289                 0                *
Keesee, Thomas W. III and Angela O.B.
  de Mello.................................              10,811                  10,811                 0                *
Kehaya, Ery W..............................              21,622                  21,622                 0                *
Keio University............................             432,433                 432,433                 0                *
Kendall, Donald R. Jr......................              21,622                  21,622                 0                *
Kessel, Shirley S..........................              10,811                  10,811                 0                *
Keys Foundation Curacao, Netherland
  Antilles.................................             129,730                 129,730                 0                *
Kimtar Investments LLC.....................             172,973                 172,973                 0                *
Kohut, Richard.............................              10,811                  10,811                 0                *
Kratchman, Martin S. (11)..................              32,649                  32,649                 0                *
L and D Partnership........................              10,811                  10,811                 0                *
Lebovitz, Stephen H........................              10,811                  10,811                 0                *
Lenz Family Trust..........................              10,811                  10,811                 0                *
Leo A. Small and Shelle D. Small...........              10,811                  10,811                 0                *
Levine, Jeff (12)..........................              10,811                  10,811                 0                *
LGT Bank in Liechtenstein AG...............              43,244                  43,244                 0                *
Lisenby, S. Alan...........................              10,811                  10,811                 0                *
Loeb, John L., Jr..........................              10,811                  10,811                 0                *
Lydecker, Richard A. and Gay C.............               2,163                   2,163                 0                *
Maeda, Susumu..............................              43,244                  43,244                 0                *
Maidenhair NV..............................              43,244                  43,244                 0                *
McInerney, Tim (13)........................               1,946                   1,946                 0                *
MDBC Capital Corp..........................              21,622                  21,622                 0                *
Mega International Corp....................              21,622                  21,622                 0                *
Metzger, William and Katharine.............              10,811                  10,811                 0                *
Meyer, Maurice III.........................              10,811                  10,811                 0                *
MHR Capital Partners L.P...................             432,433                 432,433                 0                *
Michael G. Jesselson 12/18/80 Trust........              86,487                  86,487                 0                *
Michael  L. and Sherry R. Andrade,
  Co-Ttees of MandS Andrade Rev. TR.
  For Comm. and Sep. Property UA dtd
  10-14-74, as amended.....................              10,811                  10,811                 0                *
Michael L. Metter, SEP-IRA.................              21,622                  21,622                 0                *



                                                                                                   Beneficial Ownership
                                                                                                     After Offering(1)
                                                Number of Shares        Number of Shares
                                               Beneficially Owned          Registered             Number
Name of Selling Shareholder                     Prior to Offering        for Sale Hereby         of Shares         Percent
---------------------------                   ---------------------   ---------------------   ---------------   ----------
Moonlight International, Ltd...............              21,622                  21,622                 0                *
Moscati, Leonard F.........................              86,487                  86,487                 0                *
Mullen, Michael A..........................              10,811                  10,811                 0                *
Nagle, Arthur J............................              10,811                  10,811                 0                *
Negrin, Renato.............................              21,622                  21,622                 0                *
Nomura Bank (Switzerland) Ltd..............             108,109                 108,109                 0                *
Oct 1983 Trust FBO Jesselson
  Grandchildren............................             216,217                 216,217                 0                *
Oretexga Ltd. Partnership..................              15,136                  15,136                 0                *
Ostrovsky, Paul D. and Rebecca L...........               6,487                   6,487                 0                *
Ostrovsky, Steven N........................              10,811                  10,811                 0                *
Oxcal Venture Fund LP......................              43,244                  43,244                 0                *
Palmetto Partners, Ltd.....................              86,487                  86,487                 0                *
Pellizzon, Gregory P. and Christine K.,
  JTWROS...................................              10,811                  10,811                 0                *
Pellizzon, Peter and Pamela................              10,811                  10,811                 0                *
Pequot Scout Fund, L.P.....................             216,217                 216,217                 0                *
Prager, Tis................................              21,622                  21,622                 0                *
Privat Kredit Bank.........................             172,973                 172,973                 0                *
Richard B. Chanin, IRA.....................              17,298                  17,298                 0                *
Rick Steiner Productions, Inc..............              12,973                  12,973                 0                *
Robert and Evelyn Elliott Trust............              10,811                  10,811                 0                *
Robert L. Spint, Ttee, Robert L. Spint TR
  UD dated 10/19/89........................              10,811                  10,811                 0                *
Robert, Stephen............................              43,244                  43,244                 0                *
Rosenwald, Lindsay A. (14).................           1,434,032               1,434,032                 0                *
Rubin, Wayne, L. (15)......................              44,758                  44,758                 0                *
Ruggeberg, Karl (16).......................              11,875                  11,875                 0                *
Ruttenberg, David W........................              10,811                  10,811                 0                *
Sagres Group Ltd. (17).....................             152,216                 152,216                 0                *
Sanger Investments.........................               6,487                   6,487                 0                *
Schlotterbeck, Robert......................              10,811                  10,811                 0                *
Schonzeit, Andrew..........................              21,622                  21,622                 0                *
Schwinger, Scott E.........................               2,163                   2,163                 0                *
Shimoko, Michael J.........................               1,180                   1,180                 0                *
Silverman, Jeffrey S.......................              32,433                  32,433                 0                *
Slovin, Bruce..............................              43,244                  43,244                 0                *
Solomon, Deborah (18)......................               5,405                   5,405                 0                *
SPARX Overseas Ltd. (19)...................              19,949                  19,949                 0                *
Spear, Leeds and Kellogg...................             108,109                 108,109                 0                *
Steinhardt, Michael H......................              43,244                  43,244                 0                *
Stern, James D.............................              10,811                  10,811                 0                *
Stern Joint Venture, L.P...................              43,244                  43,244                 0                *
Stern, Richard J...........................              43,244                  43,244                 0                *
Subbah, M.D................................              43,244                  43,244                 0                *
Suppa, Enrico..............................              10,811                  10,811                 0                *
Taub, Hindy................................              21,622                  21,622                 0                *
Tauber, Herman.............................              21,622                  21,622                 0                *
Teitelbaum, Myron M., M.D..................              10,811                  10,811                 0                *
The 1992 Houston Partnership, L.P..........              43,244                  43,244                 0                *
The Aries Fund (20)........................           1,742,980               1,233,746           509,234               5.2
Thomas L. Cassidy..........................              21,622                  21,622                 0                *
Tokenhouse Trading Company Limited.........              43,244                  43,244                 0                *



                                                                                                   Beneficial Ownership
                                                                                                     After Offering(1)
                                                Number of Shares        Number of Shares
                                               Beneficially Owned          Registered             Number
Name of Selling Shareholder                     Prior to Offering        for Sale Hereby         of Shares         Percent
---------------------------                   ---------------------   ---------------------   ---------------   ----------
Trophy Hunter Investments, Ltd.............              43,244                  43,244                 0                *
Valori Associates, Inc.....................              10,811                  10,811                 0                *
Victoria Black Trust.......................              10,811                  10,811                 0                *
Virgin Valley Credit Union Custodian
  FBO Richard G. Fick IRA..................              10,811                  10,811                 0                *
Vitols, Juris..............................              43,244                  43,244                 0                *
Walner, David (21).........................               6,370                   6,370                 0                *
Warwick Investments Ltd....................              43,244                  43,244                 0                *
Weiss, Melvyn I............................              43,244                  43,244                 0                *
Weiss, Michael (22) .......................              47,704                  47,704                 0                *
Whetten, Robert J..........................              30,919                  30,919                 0                *
Widmer,Bruno...............................              21,622                  21,622                 0                *
Wise, Alan and/or Terri JT.................              10,811                  10,811                 0                *
Wolf, David A..............................              10,811                  10,811                 0                *
Wolford, Robert B..........................              10,811                  10,811                 0                *
Yamazaki, Yoshimasa........................              43,244                  43,244                 0                *


---------------------------


*        Less than 1%.

(1) The figures for the number of shares and the percentage of shares beneficially owned by the Selling Stockholders after the offering are based on the assumption that all of the Selling Stockholders will sell all of the shares registered for sale hereby. See "Plan of Distribution."

(2) Consists of 1,297 shares issuable upon exercise of a Warrant held by such person. Mr. Abeshouse is an employee of the Placement Agent.

(3) Includes 56,533 shares issuable upon exercise of a Warrant and 23,333 shares issuable upon a warrant exercisable until May 19, 2002 at a price of $2.54375 each held by such entity. Lindsay A. Rosenwald, M.D. is the president and sole shareholder of PCAM, the general partner of the Aries Domestic Fund, L.P. Dr. Rosenwald and PCAM share the power to vote and/or dispose of the shares of Common Stock held by the Aries Domestic Fund, L.P., but disclaim beneficial ownership thereof except to the extent of their pecuniary interest therein, if any. See "Risk Factors -- Certain Interlocking Relationships; Potential Conflicts of Interest" "Risk Factors -- Concentration of Ownership and Control" for a description of certain material relationships between the Aries Domestic Fund, L.P. and the Company. See also "Description of Private Placement."

(4) Consists of 8,702 shares issuable upon exercise of a Warrant held by such person. Mr. Edelman is an employee of the Placement Agent.

(5) Consists of 1,000 shares issuable upon exercise of a Warrant held by such person. Ms. Fischer is an employee of the Placement Agent.

(6) Consists of 9,081 shares issuable upon exercise of a Warrant held by such person. Mr. Florin is an employee of the Placement Agent.

(7) Consists of 4,865 shares issuable upon exercise of a Warrant held by such person. Mr. Gross is an employee of the Placement Agent.

(8) Consists of 108,822 shares issuable upon exercise of a Warrant held by such person. Mr. Kash is a Senior Managing Director of the Placement Agent.

(9)      Peter Kash is a Senior Managing Director of the Placement Agent.

(10) Consists of 63,289 shares issuable upon exercise of a Warrant held by such person. Mr. Katzmann is an employee of the Placement Agent.

(11) Consists of 32,649 shares issuable upon exercise of a Warrant held by such person. Mr. Kratchman is an employee of the Placement Agent.

(12) Consists of 10,811 shares issuable upon exercise of a Warrant held by such person. Mr. Levine is an employee of the Placement Agent.

(13) Consists of 1,946 shares issuable upon exercise of a Warrant held by such person. Mr. McInerney is an employee of the Placement Agent.

(14) Consists of 1,434,032 shares issuable upon exercise of a Warrant held by such person. See Note 7 to the consolidated financial statements, "Risk Factors -- Certain Interlocking Relationships; Potential Conflicts of Interest" and "Risk Factors -- Concentration of Ownership and Control" for a description of certain material relationships between Dr. Rosenwald and the Company.

(15) Consists of 44,758 shares issuable upon exercise of a Warrant held by such person. Mr. Rubin is an employee of the Placement Agent.

(16) Consists of 11,875 shares issuable upon exercise of a Warrant held by such person. Mr. Ruggeberg is an employee of the Placement Agent.


(17) Includes 22,486 shares issuable upon exercise of a Warrant held by such entity.


(18) Consists of 5,405 shares issuable upon exercise of a Warrant held by such person. Ms. Solomon is an employee of the Placement Agent.

(19) Consists of 19,949 shares issuable upon exercise of a Warrant held by such entity.

(20) Includes 112,159 shares issuable upon exercise of a Warrant and 43,334 shares issuable upon exercise of a warrant exercisable until May 19, 2002 at $2.54375 each held by such entity. Lindsay A. Rosenwald, M.D. is the president and sole shareholder of PCAM, the investment manager of The Aries Fund, a Cayman Island trust. Dr. Rosenwald and PCAM share the power to vote and/or dispose of the shares of Common Stock held by The Aries Fund, but disclaim beneficial ownership thereof except to the extent of their pecuniary interest therein, if any. See "Risk Factors -- Certain Interlocking Relationships; Potential Conflicts of Interest" and "Risk Factors -- Concentration of Ownership and Control" for a description of certain material relationships between The Aries Fund and the Company. See also "Description of Private Placement."

(21) Consists of 6,370 shares issuable upon exercise of a Warrant held by such person. Mr. Walner is an employee of the Placement Agent.

(22) Consists of 47,704 shares issuable upon exercise of a Warrant held by such person. Mr. Weiss is an employee of the Placement Agent.

         Of the Shares being offered hereby, the Private Placement Shares were acquired by the Selling Stockholders from the Company in the Private Placement and the Warrant Shares were acquired by the Placement Agent and/or its designees in connection with the Private Placement and the execution of the Financial Advisory Agreement. See "Description of Private Placement." Assuming the exercise of all the outstanding Warrants, the Warrant Shares will be acquired by the Selling Stockholders at a purchase price per share of $2.54375, subject to adjustment under certain circumstances. The Shares are being included in this offering as a result of certain contractual arrangements with the Selling Stockholders. The Company has agreed to bear the expenses (other than selling commissions and fees and expenses of certain advisors to the Selling Stockholders) in connection with the registration of the Shares.

         The sale of Shares by "affiliates" (as such term is defined in Rule 144(a) under the Securities Act) are subject to the volume and manner of sale restrictions set forth in Rule 144. The Company has agreed to prepare and file such amendments and supplements to the Registration Statement as may be necessary to keep this Registration Statement effective until such date as the holders of the Shares have completed the distribution described herein or until such time that the Shares are no longer, by reason of Rule 144(k) under the Securities Act, required to be registered.


         The Private Placement Shares to which this Prospectus relates are subject to a partial, diminishing lock-up for a period of up to nine months after the effective date (the "Effective Date") of the Registration Statement of which this Prospectus forms a part. Without the prior written consent of the Placement Agent, the holders of such shares may not directly or indirectly sell or otherwise dispose of such according to the following schedule: 50% of such shares are subject to lock-up until three months after the Effective Date; and 25% of such shares are subject to lock-up until six months after the Effective Date. The remaining 50% of such shares are not subject to any lock-up restriction.

                              PLAN OF DISTRIBUTION

         The Shares covered hereby may be offered and sold from time to time by the Selling Stockholders, pursuant to this Prospectus or Rule 144 under the Securities Act (or any other applicable exemption from registration under the Securities Act). The Selling Stockholders will act independently of the Company in making decisions with respect to the timing, manner and size of each sale. The Selling Stockholders may sell the Shares being offered hereby in one or more transactions, including block transactions, in the over-the-counter market, on any Exchange pursuant to and in accordance with the applicable rules of such Exchanges, in negotiated transactions or in a combination of any such methods of sale, at fixed prices that may be changed, at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices.

         The Shares may be offered directly, to or through agents designated from time to time or through brokers or dealers, or through any combination of these methods of sale. Such agent, broker or dealer may receive compensation in the form of discounts, concessions or commissions from the Selling Stockholders and/or the purchasers of the Shares for whom such broker-dealers may act as agents or to whom they sell as principals, or both (which compensation as to a particular broker-dealer might be in excess of customary commissions). A member firm of an Exchange may be engaged to act as the Selling Stockholder's agent in the sale of Shares by the Selling Stockholder. Brokerage fees will be paid by the Selling Stockholders.

         At the time a particular offer of Shares is made, to the extent required, a supplemental Prospectus will be distributed which will set forth the number of Shares being offered and the terms of the offering including the name or names of any underwriters, dealers or agents, the purchase price paid by any underwriter for the Shares purchased from Selling Stockholders, any discounts, commissions and other items constituting compensation from the Selling Stockholders and any discounts, commissions or concessions allowed or reallowed or paid to dealers.

         In order to comply with the securities laws of the states, if applicable, the Shares will be sold in such jurisdictions only through registered or licensed brokers or dealers. In addition, in certain of these states the Shares may not be sold unless they have been registered or qualified for sale in the applicable state or an exemption from the registration or qualification requirement is available and is complied with by the Selling Stockholders, the Company and the brokers or dealers.

         The sale of Shares by affiliates are subject to the volume and manner of sale restrictions set forth in Rule 144.

         The Selling Stockholders and any broker-dealers, agents or underwriters that participate with the Selling Stockholders in the distribution of the Shares may be deemed to be "underwriters" within the meaning of Section 2(11) of the Securities Act, and any commissions received by them and any profit on the resale of the Selling Stockholder Shares purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act. The Company has agreed to indemnify certain Selling Stockholders and their affiliates against certain liabilities, including liabilities under the Securities Act. Certain Selling Stockholders have agreed to indemnify the Company and its affiliates against certain liabilities, including liabilities under the Securities Act.

         Certain Selling Stockholders may from time to time purchase shares of Common Stock in the open market. These Selling Shareholders will be notified that they should not commence any distribution of Selling Stockholder Shares unless they have terminated their purchasing and bidding for Common Stock in the open market as provided in applicable securities regulations, including, without limitation, Regulation M.

         The Company has agreed to bear the expenses (other than selling commissions and fees and expenses of certain advisors to the Selling Stockholders) in connection with the registration of the Shares.

                          DESCRIPTION OF CAPITAL STOCK

         The Company's authorized capital stock consists of 50,000,000 shares of Common Stock, par value $.001 per share, and 500,000 shares of Preferred Stock, par value $.05 per share.

Common Stock


         As of May 13, 1998, there were 9,936,000 shares of Common Stock outstanding, which were held of record by approximately 1,138 stockholders.


         The Warrants are exercisable beginning on April 16, 1998 until April 16, 2003, at an exercise price of $2.54375 per share, subject to adjustment under certain circumstances (as more fully described under "Issuance of the Warrant Shares and Use of Proceeds"). The Warrants contain a cashless exercise feature, pursuant to which the holder of the Warrant may exchange its Warrant for that number of Warrant Shares subject to such cashless exercise multiplied by a fraction, the numerator of which shall be the difference between the then Current Market Price (as defined in the following sentence) and the per share Warrant price, and the denominator of which shall be the then Current Market Price. For purposes of the computation in the preceding sentence, the then Current Market Price shall be the closing price on the trading day prior to such cashless exercise.

         The holders of Common Stock are entitled to one vote per share on all matters submitted to a vote of stockholders and do not have cumulative voting rights. Accordingly, holders of a majority of the shares of Common Stock entitled to vote in any election of directors may elect all of the directors standing for election. Holders of Common Stock are entitled to receive ratably such dividends, if any, as may be declared by the Board of Directors out of funds legally available therefor, subject to any preferential dividend rights of outstanding preferred stock. Upon the liquidation, dissolution or winding up of the Company, the holders of Common Stock are entitled to receive ratably the net assets of the Company available after the payment of all debts and other liabilities and subject to the prior rights of any outstanding preferred stock. Holders of Common Stock have no preemptive, subscription, redemption or conversion rights. The outstanding shares of Common Stock are fully paid and non-assessable. The rights, preferences and privileges of holders of Common Stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of preferred stock.


                                  LEGAL MATTERS

         The validity of the Shares offered hereby will be passed upon for the Company by Brobeck, Phleger & Harrison LLP, New York, New York.


                                     EXPERTS

         The consolidated balance sheet as of December 31, 1997 and the consolidated statements of operations, stockholders' equity and cash flows for the year then ended, the period from February 1, 1996 through December 31, 1996 and the period cumulative from inception (February 15, 1985) to December 31, 1997 incorporated in this prospectus by reference, have been incorporated herein in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of that firm as experts in accounting and auditing.


         The statements of operations, stockholders' equity and cash flows for the year ended January 31, 1996 and the period cumulative from inception (February 15, 1985) to January 31, 1996, which are not incorporated by reference in this prospectus, were audited by Moore Stephens, P.C., the Company's former independent accountants.

         The engagement of Moore Stephens, P.C. ended on January 20, 1997:

         (1) Moore Stephens, P.C.'s report on the financial statements for either of the past two fiscal years and any subsequent interim period through the date of such dismissal did not contain an adverse opinion or disclaimer of opinion and was not modified as to uncertainty, audit scope or accounting principles.

         (2) The decision to change accountants was approved by the Company's Board of Directors on January 7, 1997.

         (3) There were no disagreements or reportable events with Moore Stephens, P.C., whether or not resolved, on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which, if not resolved to Moore Stephens, P.C.'s satisfaction, would have caused it to make reference to the subject matter of the disagreements in connection with its reports.

         Coopers and Lybrand L.L.P. was engaged by the Company as its independent accountants on January 20, 1997. Coopers and Lybrand L.L.P. was not consulted by the Company with respect to the application of accounting principles to a specific completed transaction or contemplated transaction, or the type of audit opinion that might be rendered on the Company's financial statement.


                                 INDEMNIFICATION

         Article Thirteenth of the Company's Certificate of Incorporation, as amended, and Article VII of the Company's By-Laws provide that the Company may indemnify each current and former director, officer, and any employee or agent of the corporation, his or her heirs, executors, and administrators, against expenses reasonably incurred or any amounts paid by him or her in connection with any action, suit, or proceeding to which he or she may be made a party by reason of being or having been a director, officer, employee or agent of the corporation to the fullest extent permitted by the Delaware General Corporation Law.

         Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Company pursuant to the foregoing provisions, or otherwise, the Company has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable.

         Reference is made to Section 145 of the Delaware General Corporation Law as such Sections pertain to indemnification matters.

                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14.  Other Expenses of Issuance and Distribution

         The following table sets forth an estimate of the expenses to be incurred by the Company in connection with the issuance and distribution of the securities being registered:

                                                                   Amount to
                                                                   Be Paid

Registration Fee -- SEC.............................               $20,132
Legal Fees and Expenses.............................                10,000
Accounting Fees and Expenses........................                 2,500
Miscellaneous.......................................                 7,368
                                                                   -------

Total...............................................             $  40,000
                                                                 =========


Item 15. Indemnification of Directors and Officers

         Article Thirteenth of the Company's Certificate of Incorporation, as amended, and Article VII of the Company's By-Laws provide that the Company may indemnify each current and former director, officer, and any employee or agent of the corporation, his or her heirs, executors, and administrators, against expenses reasonably incurred or any amounts paid by him or her in connection with any action, suit, or proceeding to which he or she may be made a party by reason of being or having been a director, officer, employee or agent of the corporation to the fullest extent permitted by the Business Corporation Law of the State of New York.

         Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Company pursuant to the foregoing provisions, or otherwise, the Company has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable.

         Reference is made to Section 145 of the Delaware General Corporation Law as such Sections pertain to indemnification matters.


Item 16. Exhibits

         The following is a list of Exhibits filed as part of the Registration
Statement:

3.1      Certificate of Incorporation of Registrant. (1)
3.2      Certificate of Ownership and Merger filed March 30, 1987.  (1)
3.3 Certificate of Amendment to Certificate of Incorporation filed September 7, 1989. (2)
3.4 Certificate of Amendment to Certificate of Incorporation filed November 13, 1990. (3)
3.5 Certificate of Amendment to Certificate of Incorporation filed May 29, 1991. (3)
3.6 Certificate of Amendment to Certificate of Incorporation filed February 27, 1992. (3)
3.7 Certificate of Amendment to Certificate of Incorporation filed February 27, 1992. (3)
3.8 Certificate of Amendment to Certificate of Incorporation filed June 29, 1993. (7)
3.9 Certificate of Amendment to Certificate of Incorporation filed April 15, 1996. (7)
3.10 Certificate of Amendment to Certificate of Incorporation filed June 10, 1997. (9)
3.11 Series B Preferred Certificate of Designations, Preferences and Rights filed January 21, 1998. (9)
3.12     By-laws of Registrant.  (1)
4.1      Specimen Common Stock Certificate.  (1)

4.2      Warrant for the Purchase of 864,865 shares of Common Stock.  (8)
4.3      Warrant for the Purchase of 1,297,297 shares of Common Stock.  (8)
4.4      Warrant for the Purchase of 230,770 shares of Common Stock.  (9)
5        Opinion of Brobeck, Phleger & Harrison LLP.*
10.1 Patent License Agreement dated December 16, 1996 between the Registrant and Massachusetts Institute of Technology. (7)
10.2 Consultation Agreement dated as of September 1, 1996 between the Registrant and Kenneth Tempero, Ph.D., M.D.. (7)
10.3 Employment Agreement dated July 25, 1996 between the Registrant and Michael S. Rosen. (5)
10.4 Employment Agreement dated December 1, 1996 between the Registrant and Robert N. Brey. (7)
10.5 Purchase Agreement dated March 1, 1996 between the Registrant and Dominion Resources, Inc. (4)
10.6 Purchase Agreement dated as of June 13, 1996 between the Registrant, Dominion Resources, Inc., The Aries Fund and The Aries Domestic Fund, L.P. (7)
10.7 Purchase Agreement dated as of June 26, 1996 between the Registrant, The Aries Fund and The Aries Domestic Fund, L.P. (7)
10.8     Incentive Stock Option Plan.  (1)
10.9     Lease dated April 28, 1993 between the Registrant and Landmark
         Investors. (7)
10.10 Office Lease dated September 18, 1996 between the Registrant and American National Bank & Trust Company of Chicago, as amended. (7)
10.11 Placement Agency Agreement between the Registrant and Paramount Capital, Inc. dated July 1, 1997. (8)
10.12    Side Letter #1 to Placement Agency Agreement.  (8)
10.13    Form of Subscription Agreement for the purchase of Common Stock.  (8)
10.14 Financial Advisory Agreement between the Registrant and Paramount Capital, Inc. dated October 16, 1997. (8)
10.15    Lease dated December 19, 1997 between the Company and Howard M. Ruskin.
         (9)
10.16+ Joint Development and Operating Agreement, dated as of January 21, 1998, between the Company, Elan Corporation, plc, Orasomal Technologies, Inc. and Endorex Vaccine Delivery Technologies, Inc. (9)
10.17+ Securities Purchase Agreement, dated as of January 21, 1998, between the Company and Elan International Services, Ltd. (9)
10.18 Registration Rights Agreement, dated as of January 21, 1998, between the Company and Elan International Services, Ltd. (9)
10.19+ License Agreement, dated as of January 21, 1998, between Elan Pharmaceuticals, plc and Endorex Vaccine Delivery Technologies, Inc.
         (9)

10.20+ License Agreement, dated as of January 22, 1998, between Orasomal Technologies, Inc., Endorex Vaccine Delivery Technologies, Inc. and the Company. (10)

11       Statement re: computation of per share earnings.  (7)
16       Letter on change in certifying accountants.  (6)
21       Subsidiaries of the Registrant.  (9)


23.1 Consent of PricewaterhouseCoopers LLP, independent certified public accountants.

23.2     [Deleted]
23.3 Consent of Brobeck, Phleger & Harrison LLP (included in the opinion filed as Exhibit 5).*
24       Powers of Attorney.*

-------------------
*        Previously filed.
+ The Company has applied for Confidential Treatment of portions of this exhibit pursuant to Rule 24b-2 under the Securities Act of 1934, as amended.

(1) Incorporated by reference to the Registrant's Registration Statement on Form S-1 (File No. 33-13492).
(2) Incorporated by reference to the Registrant's Annual Report on Form 10-K for the fiscal year ended January 31, 1989.
(3) Incorporated by reference to the Registrant's Annual Report on Form 10-K for the fiscal year ended January 31, 1992.
(4) Incorporated by reference to the Registrant's Annual Report on Form 10-KSB for the fiscal year ended January 31, 1996.

(5) Incorporated by reference to the Registrant's Quarterly Report on Form 10-QSB for the fiscal quarter ended July 31, 1996.
(6) Incorporated by reference to the Registrant's Report on Form 8-K/A dated February 10, 1997.
(7) Incorporated by reference to the Registrant's Annual Report on Form 10-KSB, as amended, for the transition period ended December 31, 1996.
(8) Incorporated by reference to the Registrant's Quarterly Report on Form 10-QSB, as amended, for the fiscal quarter ended September 30, 1997.
(9) Incorporated by reference to the Registrant's Annual Report on Form 10-KSB for the fiscal year ended December 31, 1997.

(10) Incorporated by reference to Amendment No. 2 to the Registrant's Annual Report on Form 10-KSB for the fiscal year ended December 31, 1997.

Item 17. Undertakings

         Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act, and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

         The undersigned Registrant hereby undertakes:

         (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement;

               (i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

              (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement;

             (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

         (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

         (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

         The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

         The undersigned Registrant hereby undertakes that:

         (1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

         (2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES

         Pursuant to the requirements of the Securities Act of 1933, as amended, the Small Business Issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-2 and has duly caused this Amendment No. 3 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the Village of Lake Bluff, State of Illinois, on July 15, 1998.


                  ENDOREX CORP.

                  By:      /s/ Michael S. Rosen
                           ---------------------------------------------------
                           Michael S. Rosen
                           President and Chief Executive Officer, and Director

     Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons in the capacities indicated on July 15, 1998.



By:  /s/ Michael S. Rosen
--------------------------
     Michael S. Rosen                                President, Chief Executive Officer, and Director


By:  /s/ David G. Franckowiak
--------------------------
     David G. Franckowiak                            Vice President, Finance and Administration
                                                     (Principal Financial and Accounting Officer)

By:   *
--------------------------
     Richard Dunning                                 Director


By:
--------------------------
     Steve H. Kanzer                                 Director


By:   *
--------------------------
     Paul D. Rubin                                   Director


By:   *
--------------------------
     H. Laurence Shaw                                Director


By:   *
--------------------------
     Andrew Stein                                    Director


By:   *
--------------------------
     Kenneth Tempero                                 Director


By:   *
--------------------------
     Steven Thornton                                 Director


*By: /s/ Michael S. Rosen
--------------------------
         Michael S. Rosen
         Attorney-in-fact

